Free Writing Prospectus
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement Filed June 12, 2006
Registration Statement No. 333-132868
     Zions Bancorporation has caused the following set of FAQs to be posted on the website www.esoars.com, on which website will be conducted a public auction for the registered offering of the Issuer’s Stock Option Appreciation Rights Securities, Series 2006.
     The information in this free writing prospectus supplements the information contained in, and should be read together with, the preliminary prospectus supplement of Zions Bancorporation filed with the Securities Exchange Commission (the “SEC”) on June 12, 2006 (including the base prospectus filed with the SEC on March 31, 2006, as well as the documents incorporated by reference therein).
ESOARS Frequently Asked Questions
Zions Bancorporation has filed a registration statement (including a prospectus) with the SEC (File no. 333-132868) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 (800) 524-8875. You may also get a copy at www.esoars.com.
ESOARS Basics
1.	What are ESOARS?

ESOARS is an acronym for Employee Stock Option Appreciation Rights Securities. ESOARS are a new type of security designed to help employee stock option-granting companies establish the market value of their granted options. ESOARS are tracking securities, meaning they track the value of an underlying asset, business or event. In this case, ESOARS track the cost to option-granting companies of employee stock options. ESOARS pay a pro rata share of the net positive value realized by employees when they exercise employee stock options from the options grant specific to the ESOARS issuance. For example, if a company grants 1,000,000 employee stock options and ESOARS represent 10% of the value realized, ESOARS holders as a group will receive 10% of the value realized by employees when the employees exercise their options. “Value realized” is the amount, if any, by which the (a) trading price of the security underlying the employee stock options at the time of exercise exceeds (b) the exercise price of those options, multiplied by the number of options exercised.

ESOARS can also be considered a derivative security; the value of ESOARS is derived from a potential stream of payments that is a function of the future stock price movements as well as employee termination and exercise patterns.

It is important to note that ESOARS are not stock options. ESOARS holders do not have a right to exercise any stock options. Instead, they receive payment only when employees exercise and the employees realize a gain when they exercise. Holders of

ESOARS will only receive payment if the employee stock options vest, the stock price exceeds the exercise price, and the employee holders of the stock options choose to exercise their options.

2.	What are some of the risks of investing in ESOARS?

There is a high degree of risk in investing in ESOARS. There is no guarantee that the holder of ESOARS will receive any payment or return of capital invested. A holder may lose some or all of his investment in ESOARS. Do not expect there to be an active secondary market for ESOARS; therefore, holders may not be able to find a buyer for their securities and if they are able to find a buyer, the sale may be at a loss. The amount and timing of payments, if any, to ESOARS holders is highly uncertain and will be impacted by numerous variables including underlying stock price movements, the amounts and timing of employee option exercises and employee terminations. A modification (as defined in Statement of Financial Accounting Standard No. 123R, Share Based Payment (SFAS No. 123R), paragraph 51, and including resetting the exercise price) of the underlying employee stock options will result in the cancellation of the underlying employee stock option grant and, therefore, the termination of the ESOARS. However, in the event of a modification, holders of ESOARS will receive a payment based upon an independent valuation of the ESOARS.

Please note that investment in ESOARS may not be appropriate for all investors. ESOARS are unusual and complex securities that may require sophisticated pricing models and/or strategies that are beyond the capabilities of novice investors.

3.	What is the purpose of the ESOARS auction market?

ESOARS are issued in order to obtain a market valuation of employee stock options. SFAS No. 123R requires companies to expense employee stock options. Currently, companies use approaches such as a closed-form model like the Black-Scholes option-pricing formula or the binomial (lattice) method to determine the value of employee stock options. However, these approaches are typically used to value exchange-traded options, which have significant differences from employee stock options. Zions Direct believes that a market-based valuation can be used to measure the cost of the options. The Financial Accounting Standards Board (FASB) and the Securities and Exchange Commission (SEC) have both indicated that such an approach can work. However, neither the FASB nor the SEC have evaluated or approved the ESOARS as a valuation method for employee stock options.

4.	Under what conditions will I receive payments from ESOARS?

Holders of ESOARS will receive payment only if the employee stock options vest, the stock price exceeds the exercise price, and the employee holders of the stock options choose to exercise their options.

5.	How frequently will payments be made?

Payments will be made following each calendar quarter end. It is currently anticipated that payments will be made within fifteen (15) days of the end of the applicable calendar quarter beginning in July 2007. The final payment will be made within fifteen (15) days of the expiration of the employee stock options, after which no additional payments will be made.

6.	Will my ESOARS payments be in cash or shares of stock?

Payments to ESOARS holders will be only in cash.

7.	Will my ESOARS appear on my brokerage account statement?

Yes. Bidders will be required to give delivery instructions or their Zions Direct account number when they register and it is anticipated that ESOARS will be included on holders’ brokerage account statements.

8.	Can I sell or transfer my ESOARS to another investor?

There are no restrictions on the transfer or sale of ESOARS. However, ESOARS will not be listed on an exchange and there will not be an active secondary market for ESOARS.

9.	How much should I bid for ESOARS?

Zions Direct cannot tell you how much to bid. The purpose of the ESOARS auction is to determine how much the market will pay for the ESOARS, leading to a market-based valuation of the underlying employee stock options. Among the factors that will likely influence pricing are expectations about the future stock price of the issuer, expectations about the probability of the options vesting, and expectations about employee termination and option exercise patterns.

10.	Where can I find more information about ESOARS?

Additional questions can be directed to info@esoars.com or 1-800-554-1688.

11.	Where can I find more information about the issuer?

Information about the option-granting company can be found at www.esoars.com.

12.	What information will be provided about previous option grants?

To facilitate analysis of options exercise patterns, summarized information for past option grants is included in the applicable registration statement, prospectus, prospectus supplement or other offering material, including information on each grant, a year-by-year summary of options exercised, average exercise price, and intrinsic value realized, as well as a graph showing cumulative percentage of options exercised over time.

13.	What are the tax implications of investing in ESOARS?

Because a broad spectrum of institutions and individuals with varying tax circumstances may purchase ESOARS, it is not possible to describe all possible tax implications. You should contact your tax advisor. The applicable registration statement, prospectus, prospectus supplement or other offering material contain additional discussion of the potential tax treatment of ESOARS.

14.	Will purchasers receive physical ESOARS certificates?

No. ESOARS will be held in book-entry form (electronic rather than paper) at The Depository Trust Company (DTC).

15.	What happens to ESOARS if the employee stock option grant is modified?

Under SFAS No. 123R, paragraph 51, a modification of employee stock option, such as resetting the strike price, is considered a cancellation of the original option and a new option issuance. Since the options underlying ESOARS will no longer exist, a modification of the employee stock options implies that no future payments will be made to ESOARS holders. However, holders of ESOARS will receive a payment based on an independent valuation of the ESOARS at the time of modification.

Investors / Bidders
1.	Who can invest in ESOARS?

Individuals and institutions registered at www.esoars.com and approved by Zions Direct will be able to participate in the ESOARS auction. Notwithstanding the amount that an investor is willing to bid, Zions Direct will, in order to ensure a broad participation in the offering, assign a maximum bid amount to each bidder. In no event will the maximum bid amount for an investor exceed $350,000.

Institutional bidders may be required to submit certain financial statements in order to establish maximum bid amounts. Individuals who either have or create a Zions Direct account will generally not be required to make a deposit. However, individuals who do not have a Zions Direct account may be required to make a deposit with Zions First National Bank Corporate Trust for the full purchase price of the ESOARS for which they intend to bid. The deposit placed by any investor will not exceed his or her maximum bid amount. Individuals who make a deposit must also provide delivery instructions for the return of any unused funds. A Zions Direct account holder’s account balance will be considered when determining the maximum amount that he or she may bid for in the auction. Other individuals will be able to bid up to an amount equal to the deposit they make and that is held by Zions First National Bank Corporate Trust.

Individuals do not need to be accredited investors. However, this investment is not appropriate for every individual as it requires complex pricing models and entails many unusual risks. Zions Direct will assess the suitability of ESOARS for those wanting to invest and may reject the request to bid of individuals for whom it is determined that investing in ESOARS is not appropriate.

2.	How do I register to bid on ESOARS?

Registration is completed at www.esoars.com. After completing the registration, Zions Direct will notify you regarding your eligibility to bid and maximum bid amount. You must then return to www.esoars.com and request to bid on a specific auction.

3.	What information do I need to provide to register?

All bidders must provide name and contact information. Zions Direct account holders must provide their Zions Direct account number. Bidders who do not have a Zions Direct account must provide delivery instructions for the ESOARS. Zions Direct will also request your mother’s maiden name (or other security word that you will need to remember) for verification in case of forgotten passwords, etc.

4.	What is the benefit of opening a Zions Direct account?

Bidding on ESOARS can be simpler for Zions Direct account holders who choose not to post a deposit. Those bidders will not need to provide delivery instructions but will, however, be limited to a maximum bid amount. Zions Direct account holders may be required to post additional security in the form of a deposit in order to increase their maximum bid amounts.

Zions Direct is an online brokerage firm that provides a wide range of investment products and is a wholly-owned non-banking subsidiary of Zions Bancorporation.

5.	Why may individual investors need to post a deposit?

To ensure payment by winning bidders in the ESOARS auction for all of the ESOARS for which they bid. The purpose of the ESOARS auction is to determine through market forces the value of the underlying employee stock option grant. Bidders who fail to pay would not represent real bids and could invalidate the auction process and the valuation obtained. If you are a winning bidder, your deposit will be applied as set forth immediately below. If your bid is not accepted, Zions Direct will promptly return your deposit to you.

6.	How and when do I pay for ESOARS won in the auction?

Settlement will be three business days following the auction. Institutions will pay Zions Direct by delivery versus payment, as per the purchaser’s delivery instructions. Zions Direct account holders may pay through their Zions Direct account at Pershing LLC. Zions Direct will ensure that all funds constituting deposits are delivered directly to the issuer in connection with settlement. However, if a winning bidder’s deposit (or net asset value of that bidder’s Zions Direct account plus the deposit, as applicable) exceeds the amount necessary to purchase the number of ESOARS Units allocated to that bidder, then that bidder will be paid an amount representing the excess of the deposit, without interest, in accordance with that bidder’s written instruction.

7.	Will the identity of winning bidders be made public?

No. Bidders will be issued a bidder identification number at registration that is not based on their name or user ID. The bidder identification number will be different for each ESOARS auction.

8.	Do I need to register for each auction?

No. However, you must request authorization to bid through www.esoars.com. Zions Direct will reevaluate your maximum bid amount for each auction.

9.	How do I find out about future auctions?

A calendar of future ESOARS auctions is posted on www.esoars.com.

10.	How do I request permission to bid on an auction?

At www.esoars.com.
Issuers of ESOARS
1.	Why issue ESOARS?

ESOARS are designed to be used for employee stock option grant valuation for SFAS 123R purposes and to establish an open and competitive market where self-interested bidders can be used to find the value of these complex instruments. Zions Direct expects fees for option valuation using an auction compare favorably with the cost of developing, running and maintaining a model.

2.	What companies might benefit from issuing ESOARS?

Any public company that issues employee stock options that must be valued can potentially benefit from the issuance of ESOARS. Zions Direct is currently developing the appropriate structure and methodologies to offer ESOARS as an option valuation tool for non-public companies.

3.	What does a company need to do to issue ESOARS?

The issuance of ESOARS requires the disclosure of certain information about your company and its past option grants. Zions Direct will assist you with the entire process, including post-auction payments and reporting.

4.	What are the relevant accounting pronouncements?

SFAS No. 123R governs the accounting for employee stock options. The pronouncement favors the use of a market price for valuation of employee stock options. Paragraph 23 reads, in part, “The fair value of an equity share option or similar instrument shall be measured based on the observable market price of an option with the same or similar terms and conditions, if one is available.” Footnote 12 reads, “As of the issuance of this Statement, such market prices for equity share options and similar instruments granted to employees are generally not available; however, they may become so in the future.”

5.	What has the SEC said about using a market price to value employee stock options?

In September 2005, SEC Chairman Christopher Cox along with the Chief Accountant and the Office of Economic Analysis (OEA) issued statements encouraging the development of market-based valuation for employee stock options. The OEA suggested that a tracking approach such as Zions Direct has developed would have the greatest chance of success. Zions Direct expects to request a review of the ESOARS offering process by the SEC once some successful ESOARS auctions have been held. For the entire commentary by the SEC, please see Chairman Cox’s announcement at http://www.sec.gov/news/press/2005-129.htm, analysis by the Office of Economic Analysis at http://www.sec.gov/news/extra/memo083105.htm, and comments by the Chief Accountant at http://www.sec.gov/news/speech/spch090905dtn.htm.
Auction
1.	How does the ESOARS auction work?

After registration and approval by Zions Direct (see “Investors / Bidders” above), bidders will log in to the www.esoars.com web site during the auction period. They will submit bids for a quantity of ESOARS at a specified price. Submitting a bid is a two step process; bidders first submit the bid after which a confirmation page appears. Bidders must confirm their bid before it becomes official. After submission of their bids, the bidding web page will indicate whether a bid is “in the money.” “In the money” means that if the auction ended at the time of their bid submission, they would win that amount of ESOARS. Bidders may need to manually refresh the bid page to see whether the status of their bids has changed. This process continues until the end of the auction period, at which point Zions Direct will review the submitted bids and announce the auction winners.

2.	What type of auction will be used?

The auction used is frequently referred to as a modified Dutch auction. See questions 9 and 10 in this section for more detail. The auction is modeled after that used by the U.S. Treasury with a few notable differences. To aid price discovery, ESOARS auctions are open rather than sealed bid. This means bidders can see whether they are currently winning the auction. Also, the Treasury auction allows noncompetitive bids (a buyer agrees to buy a quantity at whatever the clearing price turns out to be) while ESOARS auctions do not.

3.	When will the auction be held?

The auction will typically be held shortly after the option grant date. See the applicable registration statement, prospectus, prospectus supplement or other offering material or the www.esoars.com calendar for specific dates and times for upcoming auctions.

4.	Are there minimum or maximum bid quantities?

The minimum bid quantity is one unit. The maximum bid quantity may be limited by the maximum bid amount approved by Zions Direct, based on, as may be applicable, the amount of the deposit submitted by the bidder or the net asset value of the bidder’s Zions Direct account, as determined by Zions Direct.

5.	Are there minimum or maximum bid prices?

The purpose of the ESOARS auction is to discover through market forces the value of the employee stock option grant. However, Zions Direct reserves the right to reject any and all bids including those bids that are obviously in error or otherwise potentially manipulative of the auction process. The auction platform is designed to reject bids that are obviously in error because they are too high. This limit is set in excess of the valuation derived from a commonly used model of option valuation. See also the answer to question 9 under “ESOARS Basics.”

6.	How do I place a bid?

Bids are submitted through the bid page at the auction web site, www.esoars.com. However, in some circumstances, Zions Direct will accept bids, prior to the opening of the auction, by facsimile, e-mail or mail. See the applicable registration statement, prospectus, prospectus supplement or other offering material to determine whether early bids will be accepted. Bidders enter the price and quantity for each bid they wish to submit. After submitting the bid, bidders will be required to review their bid to ensure it is correct. Only after confirming their bid will it become official and binding.

7.	Can I submit more than one bid?

Yes. Each bidder may place up to five separate, concurrent bids, each independent of the other. Each bid may be made for different numbers of ESOARS units and for different bid prices. A bidder will not be able to place an individual bid that exceeds that bidder’s maximum bid amount. That means that a bidder who has one active bid will be able to bid up to his maximum bid amount in that one bid. However, a bidder who has, for example, three active bids will be able to bid up to his maximum bid amount for each individual bid. However, the bid of a bidder who has placed multiple bids may be deemed to be “in the money” only to the extent that the aggregate value of the multiple bids is less than or equal to that bidder’s maximum bid amount. In short, while a bidder may place multiple bids, each up to his maximum bid amount, the most ESOARS that an “in the money” bidder may be allocated will be that amount that number that his maximum bid amount will purchase.

8.	Can I modify or retract my bid?

No, not generally. During the auction you may only improve your bid. You improve your bid by increasing the price and/or quantity bid. Once submitted and confirmed, bids are binding and may not be retracted. You may not lower your bid price, lower your bid quantity at the price you have bid or revoke your bid.

9.	How are ESOARS priced?

ESOARS are priced through a competitive, open auction process. The price paid by all winning bidders will be the market-clearing, or “stop,” price. The market-clearing, or “stop,” price will be the highest price at which all of the ESOARS offered in the auction are sold. Zions Direct will move down the list of bids in descending order of price until the total quantity of ESOARS bid for is at least as large as the number of ESOARS being sold.

For example, assume that 100,000 ESOARS units are being offered and that the following bidders have bid as follows:

Bidder	ESOARS Units Represented by Bid	Bid Price
A	50,000	$100.00
B	50,000	$75.00
C	50,000	$50.00

In this example, $100.00 is not the market-clearing, or “stop,” price because only 50,000 of the ESOARS Units offered could be sold at that price. Furthermore, $50.00 is not the market-clearing, or “stop,” price because, although all of the ESOARS units being offered are sold for prices over $50.00, this is not the highest price at which all of the ESOARS units offered could be sold. Instead, all of the ESOARS units being offered in this example will be sold at the higher price of $75.00. Therefore, $75.00 is the market-clearing, or “stop,” price in this example.
The entire issue of ESOARS units will be sold at the market-clearing, or “stop,” price (similar to the United States Treasury auction). Therefore, in the example above, all of the ESOARS units sold, even those that were bid for at $100.00, would have been sold for $75.00. The market-clearing, or “stop,” price may have little or no relationship to the price that would be established using other indicators of value. The scenario above is an example only and should not be considered indicative of an appropriate or likely market-clearing, or “stop,” price for the ESOARS.
10.	How are ESOARS allocated?

ESOARS are allocated according to the price bid. Bids above the market-clearing, or “stop,” price will be allocated the entire quantity of ESOARS for which they bid. Bids at the market-clearing , or “stop,” price will be allocated as follows. If only one bid is at the market-clearing , or “stop,” price, the bidder will be allocated the quantity of ESOARS that clears the market. If multiple bidders are at the market-clearing , or “stop,” price, ESOARS will be allocated on a pro rata basis according to the quantity bid.

For example, assume again that 100,000 ESOARS Units are being offered, and that the following bidders have again bid as follows:

Bidder	ESOARS Units Represented by Bid	Bid Price
A	50,000	$100.00
B	50,000	$75.00
C	50,000	$75.00

In this example, $75.00 is the market-clearing, or “stop,” price because it is the highest price at which all of the ESOARS units offered could be sold. Therefore, Bidder A is allocated all 50,000 ESOARS units bid for. This leaves 50,000 ESOARS units to be allocated to the bidders that bid at the market-clearing, or “stop,” price. However, Bidder

B and Bidder C bid for an aggregate of 100,000 ESOARS units. Therefore, the remaining 50,000 ESOARS units are allocated on a pro rata basis to Bidder B and Bidder C. In this example, because Bidder B and Bidder C bid identically, each is allocated 25,000 ESOARS units. This scenario is an example only and should not be considered indicative of an appropriate or likely market-clearing, or “stop,” price for the ESOARS.
In the event that a single bidder bids at the market-clearing, or “stop,” price but the available quantity is less than that for which the bidder bid, the bidder will receive the available quantity. If an allocation of ESOARS units to a bidder would result in the issuance of a fractional ESOARS unit to that bidder, then the unit will be rounded up to a whole ESOARS Unit.
In exceptional circumstances, Zions Direct may alter the method of allocation of the ESOARS units as it deems necessary to ensure a fair and orderly distribution.
11.	How do you handle tie bids?

See question 10, above.

12.	Is my bid binding?

Yes, in general, bids submitted and confirmed by you are binding. See question 8 above.

13.	Why do I have to confirm my bid?

Confirmation of your bid gives you an opportunity to verify that you have entered your bid correctly. It will also compute the total dollar amount bid (price times quantity).

14.	How robust is the auction platform?

While the auction platform has been subjected to stress testing to confirm its functionality and ability to handle numerous bidders, it is impossible for us to predict the response of the investing public to this offering. Bidders should be aware that if enough bidders try to simultaneously access the platform and submit bids, there may be a delay in receiving and/or processing their bids. Bidders should be aware that auction website capicity limits may prevent last-minute bids from being received by the auction website and should plan their bidding strategy accordingly.

15.	How will I know if I have won?

Winning bidders will be identified on the auction web site by their bidder IDs. Winning bidders will also be notified by email.

16.	Why do you reserve the right to reject bids?

Zions Direct may reject any bid, so as to preserve what Zions Direct deems to be the validity of the auction process and the price determined by it.